Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126531

PROSPECTUS
HSBC Holdings plc
US$ 222,042,000 7.35% Subordinated Notes due 2032
US$ 487,913,000 7.625% Subordinated Notes due 2032
Offer for all outstanding Unregistered 7.35% Subordinated Notes due 2032 (the “Old 7.35% Notes”) and for all outstanding Unregistered 7.625% Subordinated Notes due 2032 (the “Old 7.625% Notes” and, together with the Old 7.35% Notes, the “Old Notes”) of HSBC Holdings plc
In exchange for 7.35% Subordinated Notes due 2032 (the “New 7.35% Notes”) and 7.625% Subordinated Notes due 2032 (the “New 7.625% Notes” and, together with the New 7.35% Notes, the “New Notes”) of HSBC Holdings plc

The Exchange Offer expires at 5:00 p.m., New York City time, on August 25, 2005, (the “Expiration Date”), unless extended. Tenders may only be withdrawn prior to the expiration date.
We are offering to exchange in this Exchange Offer (the “Exchange Offer”) your interests in Old Notes listed above for like principal amounts of New Notes having identical terms as the Old Notes except that the New Notes have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and will not bear any legends or contain terms restricting their transfer. The New Notes will be issued pursuant to, and entitled to the benefits of, the indenture (the “Indenture”) governing the Old Notes. The Exchange Offer is being made in order to satisfy certain contractual undertakings of HSBC. See “The Exchange Offer” and “Description of the New Notes.” The Old Notes and the New Notes are sometimes referred to collectively in this prospectus as the “Notes.” Both the Old Notes and the New Notes are represented by one or more certificateless depositary interests (“CDIs”), as more fully explained in “Description of the New Notes—Form, Settlement and Clearance—General.”
We will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on August 25, 2005, unless extended. The Exchange Offer is not conditional upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer. Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See “The Exchange Offer.”
If you are an eligible holder and you would like to tender your Old Notes in the Exchange Offer, you may do so through DTC’s ATOP program or by following the instructions that appear later in this prospectus and in the related letter of transmittal. If you hold your Old Notes through a broker or other nominee, only that broker or nominee can tender your Old Notes. In that case, you must instruct your broker or nominee if you want to tender your Old Notes.
None of HSBC, the exchange agent or the trustee under the Indenture makes any recommendation as to whether or not holders of the Old Notes should exchange their securities in the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

We may use this prospectus in the initial offering of the New Notes in connection with the Exchange Offer. In addition, HSBC Securities (USA) Inc. or another of our affiliates may use this prospectus in a market-making transaction in any of the New Notes after their initial offering. Unless you are receiving the New Notes in connection with the Exchange Offer, this prospectus is being used in a market-making transaction. For more information, see “Plan of Distribution—Market-Making Resales.”
The New Notes are new securities for which there is currently no trading market. We intend to list the New Notes on the London Stock Exchange. We expect that delivery of the New Notes will be made in book-entry form through The Depository Trust Company on or about August 30, 2005.
The date of this prospectus is July 28, 2005

The Exchange Offer is not being made to, nor will HSBC accept exchanges from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance of outstanding Old Notes in exchange for the New Notes would violate the laws of that jurisdiction.
You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person (including any dealer, sales person or broker) to provide information or make any representations other than that provided in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized by HSBC or any agent or dealer. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

i

CERTAIN DEFINITIONS AND PRESENTATION OF FINANCIAL AND OTHER DATA
Definitions
      As used in this prospectus, the terms “HSBC,” “we,” “us” and “our” refer to HSBC Holdings plc. “HSBC Group” and “Group” mean HSBC together with its subsidiary undertakings. In addition, the term “UK GAAP” means generally accepted accounting principles in the United Kingdom, the term “IFRS” means International Financial Reporting Standards and the term “US GAAP” means generally accepted accounting principles in the United States.
Presentation of Financial Information
      HSBC’s financial statements and notes thereto, as incorporated by reference in this prospectus, are prepared in accordance with UK GAAP up to December 31, 2004. From January 1, 2005, HSBC will prepare consolidated financial statements in accordance with IFRS, which differs in certain respects from UK GAAP and US GAAP. HSBC uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. As HSBC is listed on the New York Stock Exchange, it also reconciles certain financial information to US GAAP, which differs in certain respects from UK GAAP as explained on page 322 of our 2004 Annual Report and Accounts on Form 20-F incorporated by reference herein and reconciled in Note 49 to our financial statements found therein. See “Where You Can Obtain More Information About Us.” Unless otherwise stated, the numbers presented in this prospectus have been prepared in accordance with UK GAAP.
Currency
      In this prospectus, all references to (i) “US dollars,” “US$” or “$” are to the lawful currency of the United States of America, (ii) “euro” or “€” are to the lawful currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended by the Treaty on European Union and (iii) “Hong Kong dollars” or “HK$” are to the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China.
LIMITATIONS ON ENFORCEMENT OF US LAWS AGAINST US,
OUR MANAGEMENT AND OTHERS
      We are an English public limited company. Most of our directors and executive officers (and certain experts named in this prospectus or in documents incorporated by reference) are resident outside the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in US courts judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors, Cleary Gottlieb Steen & Hamilton LLP, that there is doubt as to enforceability in the English courts, in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated solely upon the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the United Kingdom. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case in effect at the time.

WHERE YOU CAN OBTAIN MORE INFORMATION ABOUT US
      We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) on Form F-4 (No. 333-126531) under the Securities Act with respect to the New Notes offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to HSBC and the New Notes, please refer to the Registration Statement, including its exhibits and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. In addition, we file with the SEC annual reports and special reports, proxy statements and other information. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room.
      We are “incorporating by reference” in this prospectus the information in the documents that we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference in this prospectus the following documents:

•	Report on Form 6-K dated July 8, 2005 (presenting IFRS Comparative Financial Information for the year ended December 31, 2004); and

•	Annual Report and Accounts on Form 20-F for the year ended December 31, 2004.
In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, to the extent expressly stated therein, certain Reports on Form 6-K furnished by us after the date of this prospectus and prior to the termination of the Exchange Offer shall also be deemed to be incorporated by reference in this prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and to be a part hereof from the date of filing of such document. There has not been any material development in our business since the date of our Annual Report and Accounts on Form 20-F dated March 4, 2005 incorporated by reference herein.
      You may request a copy of these documents at no cost to you by writing or telephoning us at either of the following addresses:

Group Company Secretary HSBC Holdings plc 8 Canada Square London E14 5HQ England Tel: +44-20-7991-8888

HSBC Holdings plc c/o HSBC Bank USA, National Association 452 Fifth Avenue New York, New York, 10018 Attn: Investor Affairs Tel: +1-212-525-5000
      We will provide to the trustee referred to under “Description of the New Notes” our annual reports, which will include a description of our operations and annual audited consolidated financial statements to be prepared under

IFRS from January 1, 2005, together with a reconciliation of net income and shareholders’ funds to US GAAP. We will also furnish the trustee with interim reports which will include unaudited interim consolidated financial information to be prepared under IFRS and which may contain a reconciliation of net income and shareholders’ funds to US GAAP. The trustee will mail such reports to holders of these securities who request a copy.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as believe, expect, estimate, may, intend, plan, will, should or anticipate or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

HSBC HOLDINGS PLC
      HSBC Holdings plc incorporated in England and Wales is one of the largest banking and financial services organizations in the world, with a market capitalization of US$190 billion at December 31, 2004. As at December 31, 2004, HSBC had total assets of US$1,277 billion and shareholders’ equity of US$87 billion. For the year ended December 31, 2004, HSBC’s operating profit was US$17 billion on revenues of US$51 billion. HSBC is a strongly capitalized banking group with a total capital ratio of 12.0% and a tier 1 capital ratio of 8.9% as at December 31, 2004.
      Headquartered in London, the HSBC group operates through long-established businesses and has an international network of over 9,800 offices in 77 countries and territories in five geographical regions: Europe; Hong Kong; the rest of Asia-Pacific, including the Middle East and Africa; North America; and South America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. HSBC manages its business through the following customer groups: Personal Financial Services; Commercial Banking; Corporate, Investment Banking and Markets; and Private Banking. Although part of Personal Financial Services, the consumer finance business originated by HSBC Finance Corporation is treated as distinct and has accordingly been separately identified. Services are delivered through businesses which usually operate as domestic banks, typically with large retail deposit bases and strong liquidity and capital ratios. In North America, HSBC Finance Corporation is one of the largest consumer finance companies in the United States, and is substantially funded in the wholesale market.
      The establishment of HSBC and its hexagon symbol as a uniform, consumer brand name has ensured that it has become an increasingly familiar sight across the world.
      HSBC’s largest and best-known subsidiaries and their primary areas of operation are:

• The Hongkong and Shanghai Banking Corporation Limited	Hong Kong SAR, with an extensive network throughout Asia-Pacific

• Hang Seng Bank Limited	Hong Kong SAR

• HSBC Bank plc	United Kingdom

• CCF S.A.	France

• HSBC Bank USA, National Association	New York State in the United States

• HSBC Finance Corporation	United States

• HSBC Bank Brasil S.A.-Banco Múltiplo	Brazil

• HSBC Private Banking Holdings (Suisse) S.A.	Switzerland, Hong Kong SAR, Monaco, Luxembourg, United Kingdom, Singapore and the Channel Islands

• HSBC México, S.A. Institución de Banca Múltiple Grupo Financiero HSBC	Mexico

• The Bank of Bermuda Limited	Bermuda, Luxembourg, Ireland, Jersey, Guernsey, Isle of Man
Recent Developments
      On March 14, 2005, C S Taylor, an independent non-executive Director, retired from the Board of HSBC Holdings plc.
      On April 29, 2005, W F Aldinger retired as Chairman and Chief Executive Officer of HSBC North America Holdings Inc. and HSBC Finance Corporation, as Chairman of HSBC Bank USA, N.A., and from the Board of HSBC Holdings plc.

      On May 9, 2005, HSBC Insurance Holdings Limited announced that it had entered into agreements to acquire an additional 9.91 per cent of the issued share capital of Ping An Insurance (Group) Company of China, Ltd (“Ping An”) for HK$8,104 million (US$1,039 million), subject to obtaining approvals from the China Insurance Regulatory Commission and other approvals as required by the People’s Republic of China regulators. The shares are to be acquired from two of the current shareholders of Ping An at a premium of 9 per cent to the price at which Ping An shares closed on the Hong Kong Stock Exchange on 6 May 2005. Completion of the transaction will bring the Group’s holding in Ping An to 19.90 per cent of its issued share capital.
      On May 17, 2005, HSBC confirmed that it is in negotiations to take a majority stake in Dar Es Salaam Investment Bank of Iraq. Completion of the transaction is subject to regulatory and other approvals.
      On May 24, 2005, D G Eldon retired as the Chairman of The Hongkong and Shanghai Banking Corporation Limited and, on May 27, 2005, retired from the Board of HSBC Holdings plc.
      On June 13, 2005, HSBC announced that HSBC North America’s Retail Services Division is to acquire the private label credit card accounts and related assets of The Neiman Marcus Group Inc. and its subsidiary Bergdorf Goodman Inc. Subject to regulatory approval, HSBC will pay the net asset value of the assets acquired, expected to be approximately US$527 million, based on a final valuation of the credit card book and related assets. HSBC will also assume or repay approximately US$113 million of Neiman Marcus securitization liabilities. Under the agreement, Neiman Marcus will receive payments for a five-year period for services to be provided to HSBC Retail Services based on the performance of the credit program. The transaction is expected to close by July 31, 2005.
      On June 24, 2005, HSBC announced that the Retail Services business of HSBC North America Holdings Inc is to acquire the private label credit card accounts and related assets of the Bon-Ton Stores, Inc., a United States-based retailer operating 139 department stores and two furniture stores under the Bon-Ton and Elder-Beerman names. HSBC will pay the value of the customer account balances, estimated to be US$300 million for the quarter ended March 2005, together with a five per cent premium. The transaction is subject to regulatory approval and expected to close in July 2005. HSBC and Bon-Ton will enter into a seven-year agreement in which Bon-Ton will participate in the revenue generated by the credit sales.
      On July 5, 2005, HSBC announced the establishment of a joint venture with His Royal Highness Alwaleed bin Talal Alsaud to respond to growing investment opportunities in sub-Saharan Africa. Each party will invest up to US$200 million in promising companies across the region.
      On July 14, 2005, HSBC Seguros (Brasil) S.A. announced that it is to sell its subsidiary, HSBC Seguros de Automoveis e Bens Ltda., a property and casualty (P&C) insurance underwriting business, to HDI Seguros S.A., an indirect subsidiary of the German insurer, Talanx Group. The agreed total consideration to be paid by HDI is BRL300 million (approximately US$128 million). The transaction also includes a long-term operational agreement whereby HDI will be the preferred provider of P&C insurance products to be distributed through the HSBC Bank Brasil network.

HSBC SELECTED FINANCIAL DATA†

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(US $ millions)
At period-end
Share capital	5,587	5,481	4,741	4,678	4,634
Shareholders’ funds	86,623	74,473	51,765	45,688	45,631
Capital resources(1)	90,780	74,042	57,430	50,854	50,964
Customer accounts	693,751	573,130	495,438	449,991	427,069
Undated subordinated loan capital	3,686	3,617	3,540	3,479	3,546
Dated subordinated loan capital	22,800	17,580	14,831	12,001	12,676
Loans and advances to customers(2)	669,831	528,977	352,344	308,649	289,837
Total assets	1,276,778	1,034,216	758,605	695,545	673,503
For the period
Net interest income	31,024	25,598	15,460	14,725	13,723
Other operating income	19,563	15,474	11,135	11,163	10,850
Operating profit before provisions	22,898	18,540	10,787	10,484	10,486
Provisions for bad and doubtful debts	(6,357)	(6,093)	(1,321)	(2,037)	(932)
Profit on ordinary activities before tax	17,608	12,816	9,650	8,000	9,775
Profit attributable to shareholders	11,840	8,774	6,239	4,992	6,457
Dividends	(7,301)	(6,532)	(5,001)	(4,467)	(4,010)

	(US $ per share)
Per ordinary share(3)
Basic earnings	1.09	0.84	0.67	0.54	0.74
Earnings excluding goodwill amortization (3)	1.25	0.99	0.76	0.63	0.80
Diluted earnings	1.07	0.83	0.66	0.53	0.73
Dividends	0.66	0.60	0.53	0.48	0.435
Net asset value at year end	7.75	6.79	5.46	4.88	4.92

†	Prepared and presented in accordance with UK GAAP.

(1)	Capital resources are defined on page 174 of our 2004 Annual Report. A detailed computation for 2004 and 2003 is provided on page 177.

(2)	Net of suspended interest and provisions for bad and doubtful debts.

(3)	Earnings excluding goodwill amortization per ordinary share are calculated by dividing profit excluding goodwill amortization attributable to shareholders by the weighted average number of ordinary shares in issue and held outside the Group during the year, which is the same number used in the calculation of basic earnings per share on a reported basis.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERENCE SHARE DIVIDENDS
      The ratios of earnings to combined fixed charges and preference share dividends for HSBC for the periods indicated, using financial information calculated in accordance with UK GAAP and estimated financial information adjusted to reflect US GAAP, are:

	Year ended December 31,

	2004	2003	2002	2001	2000

Ratios in accordance with UK GAAP
Excluding interest on deposits	8.07	7.41	6.57	4.90	5.83
Including interest on deposits	1.81	1.80	1.66	1.35	1.38

Ratios in accordance with US GAAP
Excluding interest on deposits	8.49	6.33	5.42	4.90	5.67
Including interest on deposits	1.85	1.67	1.53	1.34	1.37
      For the purpose of calculating the ratios of earnings to combined fixed charges and preference share dividends, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.
PROCEEDS FROM THE EXCHANGE OFFER
      We will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as described in this prospectus, we will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respects to those of the New Notes, except that the New Notes have been registered under the Securities Act and will not bear any legends or contain terms restricting their transfer. We intend to retire and cancel the Old Notes surrendered in exchange for the New Notes and the Old Notes so retired and cancelled cannot be reissued.

CONSOLIDATED CAPITALIZATION AND INDEBTEDNESS OF HSBC HOLDINGS PLC
      The following table shows the consolidated unaudited capitalization, indebtedness and share capital position of HSBC Holdings plc and its subsidiary undertakings as at December 31, 2004:

		Issued and
	Authorized	fully paid

	US$m	US$m
Ordinary Share Capital:
Ordinary shares (of nominal value US$0.50 each)	7,500	5,587

			Amount
			outstanding

			US$m
		Consolidated Loan Capital:
		Undated Subordinated Loan Capital of Subsidiary Undertakings
US$	1,200m	Primary capital subordinated undated floating rate notes	1,200
US$	750m	Undated floating rate primary capital notes	750
US$	500m	Undated floating rate primary capital notes	500
US$	300m	Undated floating rate primary capital notes (series 3)	300
	£150m	9.25% step-up undated subordinated notes	290
	£150m	8.625% step-up undated subordinated notes	290
		Other undated subordinated liabilities less than US$200m	356

			3,686

		Subordinated Loan Capital of HSBC Holdings plc
	€2,000m	Callable subordinated floating rate notes 2014	2,730
US$	1,400m	5.25% subordinated notes 2012	1,394
	€1,000m	5.375% subordinated notes 2012	1,360
	£650m	5.75% subordinated notes 2027	1,250
US$	1,000m	7.5% subordinated notes 2009	999
US$	488m	7.625% subordinated notes 2032	481
	£250m	9.875% subordinated bonds 2018	478
	€300m	5.5% subordinated notes 2009	409
US$	350m	Subordinated step-up coupon floating rate notes 2010	350
US$	222m	7.35% subordinated notes 2032	218

			9,669

		Subordinated Loan Capital of Subsidiary Undertakings
US$	1,000m	4.625% subordinated notes 2014	997
US$	1,000m	5.875% subordinated notes 2034	993
	£500m	5.375% subordinated notes 2033	964
	€600m	4.25% callable subordinated notes 2016	819
	£350m	5.375% callable subordinated step-up notes 2030	677
	£350m	5.75% callable subordinated variable coupon notes 2017	677
	£350m	5.0% callable subordinated notes 2023	676
	£300m	6.5% subordinated notes 2023	577
US$	500m	7.625% subordinated notes 2006	500
	£225m	6.25% subordinated notes 2041	432
	£200m	9% subordinated notes 2005	385
US$	300m	10% trust preferred securities 2030	306
US$	300m	6.95% subordinated notes 2011	300
US$	300m	7.65% subordinated notes 2025	300

			Amount
			outstanding

			US$m
US$	300m	7% fixed rate subordinated notes 2006	300
US$	250m	5.875% subordinated notes 2008	237
US$	250m	7.20% subordinated notes 2097	216
US$	200m	8.25% trust preferred securities 2031	204
US$	200m	7.50% trust preferred securities 2031	203
BRL	608m	Subordinated debentures 2008	229
US$	200m	7.808% capital securities 2026	200
US$	200m	8.38% capital securities 2027	200
US$	200m	6.625% subordinated notes 2009	200
		Other subordinated liabilities less than US$200m	2,539

			13,131

		Non-equity Minority Interest:
	€1,400m	5.3687% Non-cumulative Step-up Perpetual Preferred Securities	1,908
	£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities	1,354
US$	1,350m	9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1	1,338
US$	1,250m	4.61% Non-cumulative Step-up Perpetual Preferred Securities	1,250
	€750m	5.13% Non-cumulative Step-up Perpetual Preferred Securities	1,025
	£500m	8.208% Non-cumulative Step-up Perpetual Preferred Securities	958
US$	900m	10.176% Non-cumulative Step-up Perpetual Preferred Securities, Series 2	889
	€600m	8.03% Non-cumulative Step-up Perpetual Preferred Securities	812
	£300m	5.862% Non-cumulative Step-up Perpetual Preferred Securities	580
		Other preference shares issued by subsidiary undertakings	604

			10,718

Notes:

(1)	The authorized ordinary share capital of HSBC Holdings plc as at December 31, 2004 was US$7,500 million divided into 15,000 million ordinary shares of US$0.50 each, and £301,500 divided into 301,500 non-voting deferred shares of £1 each. At December 31, 2004, the authorized and unissued preference share capital of HSBC Holdings plc was 10 million non-cumulative preference shares of US$0.01 each, 10 million non-cumulative preference shares of £0.01 each and 10 million non-cumulative preference shares of €0.01 each.

(2)	The £700 million 5.844% Non-Cumulative Step-up Perpetual Preferred Securities and the £300m 5.862% Non-Cumulative Step-up Perpetual Preferred Securities each have the benefit of a subordinated guarantee of HSBC Bank plc. The other Non-Cumulative Step-up Perpetual Preferred Securities each have the benefit of a subordinated guarantee of HSBC Holdings plc. None of the other above Consolidated Loan Capital is secured or guaranteed. No account has been taken of liabilities or guarantees between undertakings within the group, comprising HSBC Holdings plc and its subsidiary undertakings.

(3)	HSBC Holdings plc has no convertible or exchangeable bonds in issue.

(4)	In addition to the issues included in the above consolidated capitalization table HSBC Finance Corporation has in issue 8.875% Adjustable Conversion-Rate Equity Security Units (the “Units”) of US$542 million. Each of the Units consists of an 8.875% senior note due February 15, 2008 and a purchase contract under which the purchaser agreed to purchase from HSBC Finance Corporation, for US$25 each, shares of common stock of HSBC Finance Corporation on February 15, 2006, or earlier at the option of the purchaser. As a result of the acquisition of HSBC Finance Corporation by HSBC, the purchase contracts entitle holders to acquire ordinary shares issued by HSBC Holdings plc.

(5)	On January 20, 2005, HSBC Holdings plc paid its third interim dividend for 2004. Ordinary shares with a value of US$254 million were issued to those existing shareholders who had elected to receive new shares at market value in lieu of cash.

(6)	On March 15, 2005, HSBC Holdings plc issued US$750 million callable subordinated floating rate notes due 2015.

(7)	On April 6, 2005, HSBC USA Inc. issued US$518 million floating rate non-cumulative preferred stock, Series F.

(8)	On April 11, 2005, HSBC Holdings plc called and redeemed US$350 million subordinated step-up coupon floating rate notes due 2010.

(9)	On April 19, 2005, HSBC Bank Canada issued CAD175 million non-cumulative redeemable Class 1 preferred shares Series C.

(10)	On May 3, 2005, HSBC Bank Canada issued CAD200 million of HSBC Canada Asset Trust Securities—Series 2015.

(11)	On May 4, 2005, HSBC Holdings plc paid its fourth interim dividend for 2004. Ordinary shares with a value of US$431 million were issued to those existing shareholders who had elected to receive new shares at market value in lieu of cash. As the full amount of the dividend was accrued as payable at December 31, 2004, shareholders’ funds have increased by US$431 million as a result of these elections.

(12)	On June 8, 2005, HSBC Finance Corporation called and redeemed US$300 million of 10% trust preferred securities 2030.

(13)	On June 23, 2005, HSBC Finance Corporation issued US$575 million of depositary shares each representing one-fortieth of a share of 6.36% non-cumulative preferred stock, Series B.

(14)	On June 23, 2005, Hang Seng Bank Limited issued Series A HK$1,000 million 4.125% subordinated notes due 2015 and Series B HK$1,500 million floating rate subordinated notes due 2015.

(15)	On July 6, 2005, HSBC Holdings plc paid its first interim dividend for 2005. Ordinary shares with a value of US$676 million were issued to those existing shareholders who had elected to receive new shares at market value in lieu of cash.

(16)	On June 28, 2005, HSBC Holdings plc issued €700 million of 3.625% callable subordinated notes 2020.

(17)	Since December 31, 2004, 7,983,428 ordinary shares of US$0.50 each have been allotted and issued as a result of the exercise of employee share options and 323,164 ordinary shares of US$0.50 each have been allotted and issued following the exercise of purchase contracts by holders of the Units.

(18)	As at December 31, 2004, HSBC Holdings plc and its subsidiary undertakings had other indebtedness of US$1,150,475 million (including deposits by banks of US$83,539 million, customer accounts of US$693,751 million, debt securities in issue of US$208,593 million and other liabilities of US$164,592 million) and contingent liabilities of US$72,192 million, comprising acceptances and endorsements of US$7,214 million and guarantees, assets pledged as collateral security and other items of US$64,978 million. In addition as at December 31, 2004, HSBC had pledged assets of US$93,419 million as security for liabilities of US$39,463 million.
     Save as disclosed in the above notes, there has been no material change in the authorized and issued share capital of HSBC Holdings plc or the loan capital, other indebtedness, contingent liabilities or third party guarantees of HSBC Holdings plc and its subsidiary undertakings since December 31, 2004.
     The following exchange rates as at December 31, 2004 have been used in the table above: US$1.00 = Hong Kong dollars 7.77325; €1.00 = US$1.36475; US$1.00 = Brazilian real 2.6555; £1.00 = US$1.934.

THE EXCHANGE OFFER
Purpose and Effect
      The Old Notes were issued by us on December 3, 2004, in exchange for certain notes of Household Finance Corporation in an exchange offer (the “Initial Exchange Offer”). In connection with the Initial Exchange Offer, we granted the tendering holders registration rights which require that we file a registration statement under the Securities Act with respect to the New Notes and, upon the effectiveness of that registration statement, offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by holders that are not affiliates of the Company without registration under the Securities Act. Upon the completion of this Exchange Offer, the Company’s obligations with respect to the registration of the Old Notes and the New Notes will terminate.
      Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to other issuers, we believe that the New Notes issued in the Exchange Offer may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

(1)	the holder is not a broker-dealer who acquired the Old Notes directly from us for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

(2)	the holder is not our “affiliate” or “promoter,” as that term is defined in Rule 405 under the Securities Act; and

(3)	the New Notes are acquired in the ordinary course of the holder’s business, and the holder is not engaged in, and does not intend to engage in, a distribution of the New Notes and has no arrangement or understanding with any person to participate in a distribution of the New Notes.
      In order to participate in the Exchange Offer, a holder must represent to us, among other things, that:

(i)	the New Notes to be received by it will be acquired in the ordinary course of its business;

(ii)	at the time of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes;

(iii)	it has not engaged in, and does not intend to engage in, the distribution of the New Notes; and

(iv)	unless it is our affiliate, it is not a broker-dealer that acquired Old Notes for its own account as a result of market-making or other trading activities.
      A secondary resale transaction in the United States by any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on this interpretation by the SEC’s staff and must be covered by an effective registration statement that contains the selling security holder information required by Item 507 of Regulation S-K and comply with the prospectus delivery requirements of the Securities Act in connection with such a secondary resale transaction.
      Each of our affiliate broker-dealers that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.” Any such affiliate broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any such broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Consequences of Failure to Exchange
      Following the completion of the Exchange Offer, non-tendering holders of Old Notes will not have any further registration rights and those Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected upon completion of the Exchange Offer.
Terms of the Exchange Offer
      HSBC is offering New Notes in exchange for outstanding Old Notes. Specifically, HSBC is offering:

•	$1,000 principal amount of 7.35% Subordinated Notes due 2032 of HSBC Holdings plc, which we refer to as the “New 7.35% Notes,” for each $1,000 principal amount of outstanding 7.35% Subordinated Notes due 2032 of HSBC Holdings plc, which we refer to as the “Old 7.35% Notes”; and

•	$1,000 principal amount of 7.625% Subordinated Notes due 2032 of HSBC Holdings plc, which we refer to as the “New 7.625% Notes,” for $1,000 principal amount of outstanding 7.625% Subordinated Notes due 2032 of HSBC Holdings plc, which we refer to as the “Old 7.625% Notes.”
      We refer to the New 7.35% Notes, together with the New 7.625% Notes, as the “New Notes,” and we refer to the Old 7.35% Notes, together with the Old 7.625% Notes, as the “Old Notes.” The New Notes you receive in exchange for Old Notes will accrue interest from the last date to which interest has been paid on those Old Notes. You will not receive a payment for accrued interest on Old Notes you exchange at the time of that exchange.
      HSBC intends to cancel the Old Notes after completion of the Exchange Offer.
Conditions to the Exchange Offer
      HSBC’s obligation to complete the Exchange Offer is subject to the satisfaction or waiver by HSBC of the following conditions:

•	the SEC has declared the effectiveness of the Registration Statement of which this prospectus is a part;

•	the following statements being true:

(1)	There does not exist:

—	in our sole judgment, any actual or threatened legal impediment, including a default under an agreement, indenture or other instrument or obligation to which we are party or by which we are bound, to the consummation of the Exchange Offer;

—	any change or development, including a prospective change or development, that, in our sole judgment, has or may have a material adverse effect on us or on the value of the Exchange Offer to us; and

(2)	The trustee has not objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of:

—	the Exchange Offer; or

—	the exchange of Old Notes under the Exchange Offer; and

•	the trustee has not taken any action that challenges the validity or effectiveness of the procedures used by HSBC in making the Exchange Offer or the exchange of the Old Notes under the Exchange Offer.
      All of these conditions are for the sole benefit of HSBC and may be waived by HSBC, in whole or in part, and with respect to the Exchange Offer for the Old Notes, in its sole discretion. Any determination made by HSBC concerning these events, developments or circumstances shall be conclusive and binding.

      If any of these conditions are not satisfied with respect to the Old Notes, HSBC may, at any time before or concurrently with completing the Exchange Offer:

•	terminate the Exchange Offer and return all tendered Old Notes to the holders thereof;

•	modify, extend or otherwise amend the Exchange Offer with respect to the Old Notes, and retain all tendered Old Notes until the expiration date, as extended, of the Exchange Offer, subject, however, to the withdrawal rights of holders (See “The Exchange Offer— Withdrawal of Tenders” and “—Expiration Date; Extensions; Amendments”); or

•	waive the unsatisfied conditions with respect to the Exchange Offer and accept all Old Notes tendered and not previously withdrawn.
      Further, we have no obligation to, and will not knowingly, permit acceptance of tenders of Old Notes:

•	from any holder or holders who are not eligible to participate in the Exchange Offer under applicable law or interpretations by the SEC; or

•	if the New Notes to be received by that holder or holders of Old Notes in the Exchange Offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the “blue sky” or securities laws of substantially all of the states of the United States.
      The Exchange Offer is not conditioned on any minimum number of Old Notes being tendered.
Expiration Date; Extensions; Amendments
      The term “expiration date” means 5:00 p.m., New York City time, on August 25, 2005, subject to the right of HSBC to extend that date and time for the Exchange Offer in its sole discretion.
      HSBC reserves the right, in its sole discretion, to:

•	delay accepting any validly tendered Old Notes;

•	extend the Exchange Offer; or

•	terminate or amend the Exchange Offer, by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent.
Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
      If the Exchange Offer is amended in a manner determined by HSBC to constitute a material change, HSBC will promptly disclose that amendment to holders of Old Notes and HSBC will extend the Exchange Offer to a date five to ten business days after disclosing the amendment, depending upon the significance of the amendment and the manner of disclosure to the holders, if the Exchange Offer would otherwise have expired during that five to ten business day period.
      Without limiting the manner in which HSBC may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, HSBC will have no obligation to publish, advertise or otherwise communicate that public announcement other than by making a timely release to any appropriate news agency, including the Dow Jones News Service.
Effect of Tender
      Any tender by a holder of Old Notes that is not withdrawn prior to the expiration date will constitute a binding agreement between that holder and HSBC, upon the terms and subject to the conditions of the Exchange Offer and the related letter of transmittal. The acceptance of the Exchange Offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. The successful completion of the Exchange Offer may adversely affect the liquidity and market prices of any remaining Old Notes.
Absence of Dissenters’ Rights
      Holders of the Old Notes do not have any appraisal or dissenters’ rights under New York law, the law governing the Indenture and the Old Notes, or under the terms of the Indenture in connection with the Exchange Offer.
Acceptance of Old Notes for Exchange and Delivery of New Notes
      Assuming the conditions to the Exchange Offer are satisfied or waived, HSBC will issue New Notes in book-entry form on the third business day following the expiration date or as soon as practicable after that date. We refer to the date on which we exchange New Notes for Old Notes pursuant to the Exchange Offer as the “Exchange Date.”
      HSBC will be deemed to have accepted validly tendered Old Notes when, and if, HSBC has given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of the Exchange Offer, the exchange agent will deliver the New Notes upon receipt of that notice. The exchange agent will act as agent for tendering holders of the Old Notes for the purpose of receiving Old Notes from and transmitting New Notes to those holders. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are withdrawn prior to the early tender deadline, those unaccepted or withdrawn Old Notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the Exchange Offer.
Procedures for Tendering
      If you hold Old Notes and wish to have those notes exchanged for New Notes, you must validly tender (or cause the valid tender of) your Old Notes using the procedures described in this prospectus.
      The procedures by which you may tender or cause to be tendered Old Notes will depend upon the manner in which you hold the Old Notes, as described below.
Tender of Old Notes Held through a Nominee
      If you are a beneficial owner of Old Notes that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender Old Notes in the Exchange Offer, you should contact the record holder promptly and instruct the record holder to tender the Old Notes on your behalf using one of the procedures described below.
Tender of Old Notes with DTC
      Pursuant to authority granted by The Depository Trust Company (“DTC”) if you are a DTC participant that has Old Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old Notes as if you were the record holder. Accordingly, references herein to record holders include DTC participants with Old Notes credited to their accounts. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Notes at DTC for purposes of the Exchange Offer.
      Any participant in DTC, including the respective depositants for Euroclear and Clearstream, Luxembourg, may tender Old Notes by effecting a book-entry transfer of the Old Notes to be tendered in the Exchange Offer into the account of the exchange agent at DTC and either:

•	electronically transmitting its acceptance of the Exchange Offer through DTC’s Automated Tender Offer Program (“ATOP”) procedures for transfer, or

•	completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus, in either case before the Exchange Offer expires.
If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering Old Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that HSBC may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date.
      The letter of transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent, prior to the expiration date at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.
Letter of Transmittal
      Subject to and effective upon the acceptance for exchange and exchange of New Notes for Old Notes tendered by a letter of transmittal in accordance with the terms and subject to the conditions set forth in this prospectus, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message) a tendering holder of Old Notes:

•	irrevocably sells, assigns and transfers to or upon the order of HSBC or its nominees, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all Old Notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against HSBC or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with such Old Notes,

•	waives any and all rights with respect to the Old Notes tendered thereby (including, without limitation, any existing or past defaults and their consequences in respect of such Old Notes),

•	releases and discharges HSBC and the trustee under the Indenture from any and all claims such holder may have, now or in the future, arising out of or related to the Old Notes tendered thereby, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Old Notes tendered thereby (other than as expressly provided in this document and in the letter of transmittal) or to participate in any redemption or defeasance of the Old Notes tendered thereby,

•	represents and warrants that, among other things, the Old Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that HSBC will acquire good, indefeasible and unencumbered title to such Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the same are accepted by HSBC,

•	represents that (i) if the tendering holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of New Notes, and (ii) if the tendering holder is our affiliate broker-dealer that will receive New Notes for its own account in exchange for Old Notes, the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes pursuant to the Exchange Offer (however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act), and

•	constitutes the irrevocable appointment of the exchange agent as its attorney and agent, and an irrevocable instruction to such attorney and agent to complete and execute all or any form(s) of transfer and other document(s) at the discretion of such attorney and agent in relation to the Old Notes tendered hereby in favor of HSBC or such other person or persons as they may direct and to deliver such form(s) of transfer and other document(s) in the attorney’s and/or agent’s discretion and the certificate(s) and other document(s) of title relating to such Old Notes’ registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Exchange Offer, and to vest in HSBC or its nominees such Old Notes.
      There is a single form of letter of transmittal that you can fill out for the Old Notes.
Proper Execution and Delivery of Letter of Transmittal
      If you wish to participate in the Exchange Offer, delivery of your Old Notes, signature guarantees and other required documents are your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, HSBC recommends that you:

•	use registered mail properly insured with return receipt requested, and

•	mail the required items sufficiently in advance of the expiration date with respect to the Exchange Offer to allow sufficient time to ensure timely delivery.
Except as otherwise provided below, all signatures on the letter of transmittal or a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on the letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the Old Notes and that registered holder has not completed the portion entitled “Special Return Instructions” on the letter of transmittal, or

•	the Old Notes are tendered for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or is a commercial bank or trust company having an office in the United States, each, an “eligible institution.” See Instruction 4 in the letter of transmittal.
Withdrawal of Tenders
      Tenders of Old Notes in connection with the Exchange Offer may be withdrawn at any time prior to the expiration date.
      Beneficial owners desiring to withdraw Old Notes previously tendered should contact the DTC participant through which they hold their Old Notes. In order to withdraw Old Notes previously tendered, a DTC participant may, prior to the expiration date, withdraw its instruction previously transmitted through ATOP by:

•	withdrawing its acceptance through ATOP, or

•	delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction.
The notice of withdrawal must contain the name and number of the DTC participant. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program, except that signatures on the notice of withdrawal need not be guaranteed if the Old Notes being withdrawn are held for the account of an eligible institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as the DTC participant’s name appears on its transmission through ATOP to which the withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.
      Withdrawals of tenders of Old Notes may not be rescinded and any Old Notes withdrawn will thereafter be deemed not validly tendered for the purposes of the Exchange Offer.
      Properly withdrawn Old Notes, however, may be retendered by following the procedures described above at any time prior to the expiration of the Exchange Offer.
Miscellaneous
      All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes in connection with the Exchange Offer will be determined by HSBC, in its sole discretion, whose determination will be final and binding. HSBC reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for HSBC, be unlawful. HSBC also reserves the absolute right to waive any defect or irregularity in the tender of any Old Notes in the Exchange Offer, and the interpretation by HSBC of the terms and conditions of its Exchange Offer (including the instructions in the letter of transmittal) will be final and binding on all parties. None of HSBC, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
      Tenders of Old Notes involving any irregularities will not be deemed to have been made until those irregularities have been cured or waived. Old Notes received by the exchange agent in connection with any Exchange Offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered those Old Notes by crediting an account maintained at DTC designated by that DTC participant as promptly as practicable after the expiration date or the withdrawal or termination of the Exchange Offer.
Transfer Taxes
      HSBC will pay all transfer taxes, if any, applicable to the transfer and sale of Old Notes to HSBC in the Exchange Offer. If transfer taxes are imposed for any reason other than the transfer and sale of the Old Notes to HSBC, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder. Transfer taxes that will not be paid by HSBC include taxes, if any, imposed:

•	if New Notes in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal, or

•	if tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal.
      If satisfactory evidence of payment of or exemption from transfer taxes that are not required to be borne by HSBC is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Notes tendered by that holder.
US Federal Backup Withholding
      US federal income tax law requires that a holder of Old Notes, whose notes are accepted for exchange, provide the holder’s correct taxpayer identification number or otherwise establish a basis for an exemption from backup withholding. This information should be provided on IRS Form W-9 in the case of a US holder described below. In the case of a holder who is an individual, including most resident aliens, this identification number is his or her social security number. For holders other than individuals, the identification number is an employer identification number. Exempt holders, including, among others, all corporations and certain foreign individuals, are not subject to these backup withholding and reporting requirements, but must establish that they are so exempt. If you do not provide the exchange agent with your correct taxpayer identification number or an adequate basis for an exemption or a completed IRS Form W-8BEN (“Certificate of Foreign Status of Beneficial Owner

for United States Tax Withholding”), you may be subject to backup withholding and a penalty imposed by the IRS. Backup withholding is not an additional federal income tax. Rather, the amount of tax withheld will be credited against the federal income tax liability of the holder subject to backup withholding. If backup withholding results in an overpayment of taxes, you may obtain a refund from the IRS. You should consult with a tax advisor regarding qualifications for exemption from backup withholding and the procedure for obtaining the exemption. IRS forms may be obtained at the IRS website at www.irs.gov.
Exchange Agent
      HSBC Bank USA, National Association, has been appointed the exchange agent for the Exchange Offer. Letters of transmittal and all correspondence in connection with the Exchange Offer should be sent or delivered by each holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the addresses and telephone numbers set forth on the back cover page of this prospectus. HSBC will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith. HSBC Holdings plc is an affiliate of the exchange agent.
Other Fees and Expenses
      HSBC will pay the expenses of soliciting tenders of the Old Notes. The principal solicitation is being made by mail; however, additional solicitations may be made by facsimile transmission, telephone or in person by officers and other employees of HSBC and its affiliates.
      If a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

DESCRIPTION OF THE NEW NOTES
      If the Exchange Offers are consummated, the New Notes to be issued in exchange for the Old Notes will be issued under the Indenture with The Bank of New York as trustee. The New Notes will be registered under the Securities Act and, accordingly, will not be subject to certain restrictions on transfer applicable to the Old Notes. Except as provided in the previous sentence, the New Notes have terms and conditions identical in all material respects to those of the Old Notes. The New Notes will be issued only in book-entry form in denominations of $1,000 and integral multiples of $1,000. The issuance of the New Notes was authorized by the resolution of the Board of Directors of HSBC on February 27, 2004.
      The following summary of some of the provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and to all of the provisions of the Indenture, including the definitions of terms in the Indenture. The Indenture is subject to and governed by the Trust Indenture Act.
General
      The New 7.35% Notes will be limited in an aggregate principal amount to $222,042,000 and will mature on November 27, 2032. The New 7.625% Notes will be limited in an aggregate principal amount to $487,913,000 and will mature on May 17, 2032. Interest on the New 7.35% Notes will accrue at the rate of 7.35% per annum and will be payable semi-annually in arrears in cash on each May 27 and November 27, commencing on November 27, 2005, to the Depositary and, if definitive registered notes are issued, to the holders of record on the immediately preceding May 12 and November 12, respectively. Each New 7.35% Note will bear interest from May 27, 2005. Interest on the New 7.625% Notes will accrue at the rate of 7.625% per annum and will be payable semi-annually in arrears in cash on each May 17 and November 17, commencing on November 17, 2005, to the Depositary and, if definitive registered notes are issued, to the holders of record on the immediately preceding May 2 and November 2, respectively. Each New 7.625% Note will bear interest from May 17, 2005. Any interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months.
      Each series of New Notes offered by this prospectus and the corresponding series of Old Notes will constitute a single class of debt securities under the Indenture. This means that, in the circumstances where the Indenture provides for the holders of debt securities of any series to vote or take any action, the New Notes of such series and the Old Notes of such series, will vote or take that action as a single class.
      The New Notes will be our direct and unsecured subordinated obligations.
Form, Settlement and Clearance
      General. The New Notes of a series issued in exchange for the corresponding series of Old Notes will be issued as Global Notes in bearer form and title to the Global Notes will pass by delivery.
      The New Notes of a series will be evidenced by one or more permanent Global Notes (each a “Global Note”), which will be deposited on issue with a depositary (the “Depositary”), as appointed from time to time, which will hold the Global Notes for the benefit of The Depository Trust Company or its nominee (“DTC”) and its participants pursuant to the terms of the deposit agreement (the “Deposit Agreement”) among us, the Depositary and the holders and beneficial owners from time to time of the New Notes.
      Pursuant to the Deposit Agreement, the Depositary will issue one or more certificateless depositary interests (“CDIs”) which together will represent a 100% interest in the underlying Global Notes. These CDIs will be issued to DTC, which will operate a book-entry system for the CDIs. Except as hereinafter set forth, the New Notes will be available for purchase in book-entry form only. The Depositary or any successor depositary constitutes the “depositary” for the purposes of the Indenture.
      Investors may elect to hold their book-entry interests in the CDIs representing interests in any of the Global Notes either through DTC or through Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), as operator of the Euroclear System, if they are participating in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Transfers between Euroclear participants and between Clearstream participants will be effected in the ordinary way in accordance with their respective rules and operating procedures.
      Ownership of interests in the CDIs will be limited to persons that have accounts with DTC or persons that hold interests through such DTC participants. Ownership of CDIs will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of participants), or by participants or persons that may hold interests through such participants (with respect to persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability of such purchasers to own, transfer or pledge CDIs or interests therein.
      As long as the Depositary is the holder of a Global Note, the Depositary will be considered the sole holder of such Global Note for all purposes under the Indenture. Accordingly, each person owning an interest in CDIs must rely on the procedures of the Depositary and DTC and on the procedures of the DTC Participant through which such person owns its interest to exercise any rights and obligations of a holder under the Indenture or the Deposit Agreement. See “— Action by Holders of Debt Securities.”
      DTC has advised us that: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which, along with certain of their representatives and others, own DTC. Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      Clearstream has advised us that it is incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Deutsche Börse AG. The shareholders of Deutsche Börse AG are banks, securities dealers and financial institutions.
      Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in a number of countries through established depository and custodial relationships. Clearstream has established an electronic bridge with Euroclear, to facilitate the settlement of trades between Clearstream and Euroclear.
      As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector and the Luxembourg Central Bank. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks, and may include the dealer managers for this Exchange Offer. Other institutions that maintain a custodial relationship with a Clearstream account holder may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC. Distributions received by Clearstream with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures.
      The Euroclear System has advised us that it was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfer of securities and cash.
      Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.
      Euroclear provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear participants include investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Certain of the dealer managers for this Exchange Offer, or other financial entities involved in this Exchange Offer, may be Euroclear participants.
      Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.
      Euroclear is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine Euroclear.
      The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with Euroclear. Specifically, these terms and conditions govern:

•	Transfers of securities and cash within the Euroclear System;

•	Withdrawals of securities and cash from the Euroclear System; and

•	Receipts of payments with respect to securities in the Euroclear System.
      All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding securities through Euroclear participants. Distributions received by Euroclear with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions.
      Payments on the Global Notes. Payments of any amounts in respect of the Global Notes will be made through a paying agent to the Depositary. The Depositary will pay this amount to DTC, which will distribute such payments to its participants. All such payments will be distributed without deduction or withholding for any UK taxes or other governmental charges, or if any such deduction or withholding is required to be made under the provisions of any applicable UK law or regulation, then, except as described under “— Additional Amounts,” such additional amounts will be paid as may be necessary in order that the net amounts received by any holder of the Global Notes and by the owners CDIs, after such deduction or withholding, will equal the net amounts that such holder or owners would have otherwise received in respect of the Global Notes or the CDIs, as the case may be, if such deduction or withholding had not been made. DTC, upon receipt of any such payment, will immediately credit participants’ accounts with payments in amounts proportionate to their respective ownership of the CDIs of such series, as shown on the records of DTC. We expect that payments by participants to owners of the CDIs of such series held through such participants will be governed by standing customer instructions and customary practices and will be the responsibility of such participants.
      None of HSBC, the trustee, the Depositary or any of their agents will have any responsibility or liability for any aspect of the records relating to or payments made by DTC on account of a participant’s ownership of interests in the CDIs or for maintaining, supervising or reviewing any records relating to a participant’s interests in the CDIs.
      Redemption. In the event a Global Note (or any portion thereof) of any series is redeemed, the Depositary will redeem, from the amount received by it in respect of the redemption of the Global Note, an equal amount of the CDIs. The redemption price payable in connection with the redemption of the CDIs will be equal to the amount received by the Depositary in connection with the redemption of the Global Note (or any part of a Global Note).
      Action by Holders of Debt Securities. We understand that under existing industry practices, if we request any action of holders of New Notes or if an owner of a CDI desires to give or take any action that a holder is entitled to give or take under the Indenture or the owner of a CDI is entitled to give or take under the Deposit Agreement, DTC would authorize the participants owning the relevant CDIs to give or take such action, and such participants would authorize indirect participants to give or take such action or would otherwise act upon the instructions of owners holding through them.
      As soon as practicable after receipt by the Depositary of notice of any solicitation of consents or request for a waiver or other action by the holders of New Notes, the Depositary will mail to DTC a notice containing:

•	such information as is contained in the notice received from us;

•	a statement that at the close of business on a specified record date DTC will be entitled, subject to the provisions of or governing CDIs representing the New Notes or the New Notes of the relevant series, to instruct the Depositary as to the consent, waiver or other action, if any, pertaining to the New Notes; and

•	a statement as to the manner in which such instructions may be given.
      Upon the written request of DTC, the Depositary shall endeavor to take such action regarding the requested consent, waiver or other action in respect of the New Notes in accordance with any instructions set forth in such request. DTC is expected to follow the procedures described above with respect to soliciting instructions from its participants. The Depositary will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the Deposit Agreement, the DTC agreement or the Indenture.
      Reports. The Depositary will as promptly as practicable send to DTC a copy of any notices, reports and other communications received by it as holder of the New Notes from us or the trustee.
      Amendment and Termination. The Deposit Agreement may be amended by agreement between us and the Depositary and the consent of DTC or the owners of CDIs shall not be required in connection with any amendment to the Deposit Agreement:

•	to cure any ambiguity, omission, defect or inconsistency in the Deposit Agreement;

•	to add to our covenants and agreements or those of the Depositary;

•	to evidence or effect the assignment of the Depositary’s rights and duties to a qualified successor;

•	to comply with the Securities Act, the Exchange Act, the US Investment Company Act of 1940, as amended, the Trust Indenture Act or any other applicable law, rule or regulation; and

•	to modify, alter, amend or supplement the Deposit Agreement in any other manner that is not adverse to DTC or the owners of CDIs.
      No amendment that adversely affects DTC may be made to the Deposit Agreement without the consent of DTC.
      If we issue definitive notes in exchange for the entire Global Notes of a series, the Depositary will surrender the Global Notes of the relevant series against receipt of the definitive notes, distribute the definitive notes to the persons and in the amounts as specified by DTC and the Deposit Agreement will terminate with respect to such series of New Notes. The Deposit Agreement may also be terminated upon the resignation of the Depositary if no successor has been appointed within 90 days as set forth under “— Resignation of Depositary” below. Any definitive notes will be issued in accordance with the provisions described under “— Definitive Notes” below.
      Resignation of Depositary. The Depositary may at any time resign. If a successor depositary is appointed in accordance with the Deposit Agreement, upon our request or request of the successor, the retiring Depositary must, subject to certain conditions, deliver the Global Notes to that successor. If no such successor has so agreed within 90 days, the Depositary may petition court for the appointment of a successor unless definitive notes have been issued in accordance with the Indenture, DTC or the Depositary.

      Settlement. Settlement of any secondary market trades in the New Notes will be made in same-day funds. DTC, Clearstream and Euroclear, as applicable, have advised us as follows: Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
      Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its respective depositary. However, a cross-market transfer will require delivery of instructions to the relevant European clearing system, by the counterparty in such European international clearing system, in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositaries for Clearstream and Euroclear.
      Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits or any transactions of the type described above settled during subsequent securities settlement processing will be reported to the relevant Euroclear or Clearstream participants on the business day that the processing occurs. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
      Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures. The foregoing procedures may be changed or discontinued at any time.
      Definitive Notes. Owners of beneficial interests in the CDIs or the New Notes will be entitled to receive definitive notes in registered form in respect of such interest if (1)(i) DTC notifies the Depositary in writing that it is unwilling to or unable to continue as a depositary for the CDIs of such series or the New Notes, or (ii) if at any time DTC ceases to be eligible as a “clearing agency” registered under the Exchange Act or we become aware of such ineligibility and, in either case, a successor is not appointed by the Depositary within 90 days or (2) an Event of Default has occurred and is continuing and the registrar has received a request from the Depositary or DTC, as the case may be.
      Definitive registered notes will be issued in denominations of $1,000 or integral multiples of $1,000 and will be issued in registered form. Such definitive notes shall be registered in the name or names of such person or persons as the Depositary shall notify the trustee based on the instructions of DTC.
      Distributions of principal and interest on the definitive registered notes will be made to the holders of record on the applicable record date as described in “—General.” Distributions will be made by wire, transfer or by check mailed to the address of such noteholder as it appears on the register.
      In the case of a transfer or exchange of definitive registered notes, a holder thereof may effect such transfer or exchange by presenting and surrendering such notes at, and obtaining new definitive registered notes from, the offices of the Transfer Agent. In the case of a transfer of only a part of a definitive registered note, a new definitive registered note in respect of the balance of the principal amount of the definitive registered note not transferred will be delivered to the offices of the Transfer Agent, and in the case of any lost, stolen, mutilated or destroyed definitive registered note, a holder thereof may obtain a new definitive registered note from the Transfer Agent.

Payments
      Subject to the following paragraph, if we do not make a payment with respect to any series of New Note on any payment date, our obligation to make such payment with respect to New Notes of such series will be deferred until (and the payment will not be due and payable until):

•	in the case of a payment of interest, the date on which a dividend is paid on any class of our share capital; and

•	in the case of a payment of principal, the first business day after the date that falls six months after the original payment date.
      Failure by us to make any such payment prior to such deferred date will not constitute a default by us or allow any holder to sue us for such payment or take any other action. Each payment so deferred will accrue interest at the rate prevailing in accordance with the terms of such series of New Notes immediately before the original payment date for such payment. Any payment so deferred will not be treated as due for any purpose (including, without limitation, for the purposes of ascertaining whether or not an event of default has occurred) until the relevant deferred date. The term “business day” means a weekday that is not a day on which banking institutions are authorized or obligated by law or executive order to close in any jurisdiction in which payments with respect to the New Note of such series are payable.
      Any money deposited with the trustee or any paying agent, or then held by HSBC, in trust for the payment of any principal of or interest on the New Notes that is unclaimed for two years after such principal or interest has become due and payable will be paid to HSBC or, if then held by HSBC, will be discharged from such trust.
Subordination
      The Indenture provides that the rights of holders of the New Notes will, in the event of our winding up, be subordinated in right of payment to claims of our depositors and all our other creditors other than claims which are by their terms, or are expressed to be, subordinated to the claims of all or any of the creditors of the Company. The subordination provisions of the Indenture, to which the New Notes are subject, are governed by English law.
      The Indenture also provides that holders of the New Notes and the trustee, by their acceptance of the New Notes, will be deemed to have waived any right of set-off or counterclaim that they might otherwise have in respect of any claims to payment of principal, premium, or interest in respect of the New Notes.
Additional Amounts
      All amounts of principal of and interest and related deferred payments and missed payments on the New Notes of any series will be paid by us without deducting or withholding any present and future taxes, levies, imposts, duties, charges, fees, deductions, or withholdings whatsoever imposed, levied, collected, withheld or assessed by or for the account of the United Kingdom or any political subdivision or taxing authority thereof or therein, or if such deduction or withholding shall at any time be required by the United Kingdom or any such subdivision or authority, we will pay such additional amounts as may be necessary so that the net amounts paid to the holders of the New Notes or the trustee, after such deduction or withholding, shall equal the respective amounts to which the holders of the New Notes or the trustee would have been entitled had no deduction or withholding been made, provided that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding which:

•	would not be payable or due but for the fact that the holder or beneficial owner of the New Notes is domiciled in, or is a national or resident of, or engaging in business or maintaining a permanent establishment or being physically present in, the United Kingdom or such political subdivision, or otherwise has some connection or former connection with the United Kingdom or such political subdivision other than the holding or ownership of the New Notes, or the collection of principal, premium, if any, interest and related deferred payments and missed payments on, or the enforcement of the New Notes; or

•	would not be payable or due but for the fact that the New Notes or payment of interest or related deferred payments or missed payments in respect of the New Notes (i) is presented for payment in the United Kingdom or (ii) is presented for payment more than 30 days after the date such payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amount on presenting the same for payment at the close of such 30-day period; or

•	is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•	would not have been imposed if presentation for payment of the New Notes had been made to a paying agent other than the paying agent to which the presentation was made; or

•	is imposed because of the failure to comply by the holder or the beneficial owner of the New Notes or the beneficial owner of any payment on New Notes with a request from us addressed to the holder or the beneficial owner, including a request from us related to a claim for relief under any applicable double tax treaty:

(a)	to provide information concerning the nationality, residence, identity or connection with a taxing jurisdiction of the holder or the beneficial owner; or

(b)	to make any declaration or other similar claim to satisfy any information or reporting requirement,

if the information or declaration is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the taxing jurisdiction as a precondition to exemption from withholding or deduction of all or part of the tax, duty, assessment or other governmental charge; or

•	is imposed in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth or similar tax, duty assessment or other governmental charge; or

•	is imposed in respect any combination of the above items.
      We have agreed in the Indenture that at least one paying agent will be located outside the United Kingdom. We undertake that, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 is brought into force, we will ensure that we maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to such Directive.
      References in this prospectus to principal of and interest on the New Notes shall be deemed also to refer to any additional amounts which may be payable under the foregoing provisions.
Redemption
      The New 7.35% Notes will mature on November 27, 2032. The New 7.625% Notes will mature on May 17, 2032. The New Notes of any series, however, may be redeemed, in whole but not in part, at our option, on not less than 30 and not more than 60 days’ notice, at any time at a redemption price equal to 100% of the principal amount, together with accrued interest, if any, to the date fixed for redemption, if, at any time, we determine that:

(a)	in making payment under the New Notes of such series in respect of principal, interest or related deferred payment or missed payment we have or will or would become obligated to pay additional amounts as provided in the Indenture and as described under “—Additional Amounts” above as a result of a change in or amendment to the laws of the United Kingdom or any political subdivision or taxing authority thereof or therein affecting taxation, or change in the official application or interpretation of such laws, or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the United Kingdom is a party, which change, amendment or execution becomes effective on or after the date of issuance of the New Notes; or

(b)	the payment of interest in respect of the New Notes of such series would be treated as a “distribution” within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the United Kingdom (or any statutory modification or reenactment thereof for the time being) as a result of a change in or amendment to the laws of the United Kingdom or any such political subdivision or tax authority, or any change in the official application or interpretation of such laws, including a decision of any court, which change or amendment becomes effective on or after the date of issuance of the New Notes;
provided, however, that, in the case of (a) above, no notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts were a payment in respect of such debt securities then due.
      We and any of our subsidiary undertakings may, in accordance with applicable law, repurchase the New Notes for our or their account. Under the practices of the Financial Services Authority, (the “FSA”) at the date of this prospectus, any optional tax redemption and any other optional redemption or repurchase requires the prior consent of the FSA unless repurchases are made by any of our subsidiary undertakings in respect of their market-making activities.
Modification and Waiver
      Modifications of and amendments to the Indenture affecting the New Notes of a series may be made by us and the trustee, without the consent of the holders of the New Notes of such series for certain purposes and otherwise with the consent of the holders of a majority in principal amount of the New Notes of such series then outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding New Note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest or additional amounts payable on, any New Note of such series;

•	reduce the principal amount, including the amount of any interest or any related deferred payment, missed payment or the rate of interest on any of the foregoing, on redemption of, or additional amounts payable on, any New Note of such series;

•	except as permitted by the Indenture, change our obligation to pay additional amounts;

•	change the place of payment or currency in which any payment of the principal, any interest or any related deferred payment or missed payment is payable on any New Note of such series, or the rate of interest on any of the foregoing;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any New Note of such series;

•	reduce the percentage of the aggregate principal amount of the outstanding New Notes of such series, the consent of whose holders is required for any such modification or amendment, or the consent of the holders of which is required for waiver of compliance with certain provisions of the Indenture or waiver of certain defaults, as provided in the Indenture;

•	change any of the provisions relating to modifications of and amendments to the Indenture, waivers of past defaults, or waivers of certain covenants except to increase the relevant percentages or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of all holders of the New Notes of such series;

•	change any of our obligations to maintain an office or agency in the places and for the purposes required by the Indenture;

•	change the subordination provisions in any manner adverse to the interests of the holders of any series of the New Notes; or

•	modify or affect in any manner adverse to the interests of the holders of the New Notes of such series the terms and conditions of our obligations regarding the due and punctual payment of the principal, interest, any deferred payment or missed payment or the rate of interest on any of the foregoing.

      The holders of not less than a majority in principal amount of the outstanding New Notes of a series may, on behalf of all holders of the New Notes of that series, waive our compliance with certain restrictive provisions of the Indenture before the time for such compliance. The holders of not less than a majority in aggregate principal amount of the outstanding New Notes of a series may, on behalf of all holders of the New Notes of that series, waive any past event of default or default under the Indenture, except a default in the payment of any principal of or any installment of interest or related deferred payment or missed payment on the New Notes of that series and except for a default in respect of a covenant or provision, the modification or amendment of which would require the consent of the holder of each New Note of that series.
      In addition, material variations in the terms and conditions of the New Notes, including modifications relating to subordination, redemption and events of default may require the consent of the FSA.
Defaults and Event of Default
      Subject to certain exceptions, it shall be an event of default only if an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for our winding up or an effective resolution is validly adopted by our shareholders for our winding up. If an event of default occurs and is continuing with respect to the New Notes of a series, the trustee may, and if so requested by the holders of at least 25% in principal amount of the outstanding New Notes of such series shall, declare the principal amount thereof together with accrued but unpaid interest thereon due and payable immediately; provided that after such declaration, but before a judgment or decree based on such declaration has been obtained, the holders of a majority in principal amount of the outstanding New Notes of such series may (under certain circumstances) rescind and annul such declaration.
      Subject to the paragraph below relating to circumstances in which a relevant failure will not be a default, it shall be a default if:

•	any installment of interest is not paid when due and such failure continues for 14 days; or

•	all or any part of the principal as and when the same shall become due and payable, whether at maturity, upon redemption or otherwise, is not paid and such failure continues for 7 days;
provided that, if we do not pay any installment of interest on an interest payment date or all or any part of the principal at maturity, the obligation to make such payment on such interest payment date or maturity, as the case may be, shall be deferred until (i) in the case of a payment of interest, the date on which a dividend is paid on any class of our share capital and (ii) in the case of a payment of principal, the first business day after the date that falls six months after the original payment date. Failure by us to make any such payment prior to such deferred date will not constitute a default by us or allow any holder to sue us for such payment or to take any other action. Any payment so deferred will not be treated as due for any purpose (including, without limitation, for the purposes of ascertaining whether or not a default has occurred) until the relevant deferred date.
      If a default occurs, the trustee may institute proceedings in England (but not elsewhere) for our winding up provided that the trustee may not, upon the occurrence of a default, accelerate the maturity of the New Notes of such series unless an event of default has occurred and is continuing.
      Notwithstanding the foregoing, failure to make any payment in respect of a series of the New Notes shall not be a default if such payment is withheld or refused

•	in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

•	in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 14 days, 30 business days, 7 days or 7 business days, as the case may be, by independent legal advisers acceptable to the trustee;
provided, however, that the trustee may, by notice to us, require us to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case, we shall forthwith take and expeditiously proceed with such action and shall be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence shall cease to have effect and the payment shall become due and payable on the expiration of the relevant grace period of 14 days, 30 business days, 7 days or 7 business days, as the case may be, after the trustee gives written notice to us informing us of such resolution.
      After the end of each fiscal year, we will furnish to the trustee a certificate of certain officers as to the absence of an event of default, or a default under the Indenture as the case may be, specifying any such default.
      No remedy against us other than as specifically provided by the Indenture shall be available to the trustee or the holders of the New Notes whether for the recovery of amounts owing in respect of such notes or under the Indenture or in respect of any breach by us of any obligation, condition or provision under the Indenture or such notes or otherwise, and no holder of the New Notes will have any right to institute any proceeding with respect to the Indenture, the New Notes or for any remedy thereunder, unless such holder shall have previously given to the trustee written notice of a continuing event of default or default and unless also the holders of not less than a majority in aggregate principal amount of the outstanding New Notes of such series shall have made written request to the trustee to institute such proceedings as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding New Notes of such series direction inconsistent with such request and the trustee shall have failed to institute such proceeding within 60 days.
      Subject to the provisions of the Indenture relating to the duties of the trustee, in case an event of default or default shall occur and be continuing with respect to New Notes of a series, the trustee will be under no obligation to any of the holders of the New Notes of such series, including without limitation to take any of the actions referred to above, unless such holders shall have offered to the trustee indemnity satisfactory to the trustee. Subject to such provisions for the indemnification of the trustee, and subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding New Notes of a series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the New Notes of such series.
      The Indenture provides that the trustee will, within 90 days after the occurrence of an event of default or default, give to the holders of the affected New Notes notice of such event of default or default, unless such event of default or default shall have been cured or waived, provided that, the trustee will be protected in withholding such notice if it reasonably determines that the withholding of such notice is in the interest of such holders.
      Notwithstanding anything to the contrary in this prospectus, nothing will impair the right of a holder (absent the consent of such holder) to institute suit for any payments due but unpaid with respect to its New Notes.
Consolidation, Merger and Sale of Assets
      We may, without the consent of the holders of the New Notes, consolidate or amalgamate with, or merge into, any corporation, or convey, sell, transfer or lease our properties and assets substantially as an entirety to any person, provided that:

•	any successor corporation expressly assumes our obligations under the New Notes and the Indenture and, if applicable, the provision for payment of additional amounts for withholding taxes are amended to include the jurisdiction of incorporation of the successor corporation;

•	immediately after giving effect to the transaction and treating any indebtedness that becomes our obligation as a result of such transaction as having been incurred by us at the time of the transaction, no event of default or default, and no event that, after notice or lapse of time, or both, would become an event of default or a default, shall have occurred and be continuing; and

•	certain other conditions are satisfied.

Assumption of Obligations
      With respect to the New Notes of a series, a holding company of us or any of our subsidiary undertakings may assume our obligations (or those of any corporation which shall have previously assumed our obligations); provided, that:

•	the successor entity expressly assumes such obligations by an amendment to the Indenture, in a form satisfactory to the trustee, and we shall, by an amendment to the Indenture, unconditionally guarantee all of such successor entity’s obligations under the New Notes of such series and the Indenture, as so modified by such amendment (provided, however, that, for the purposes of our obligation to pay additional amounts as provided, and subject to the limitations as set forth, in the Indenture and as described under the section headed “—Additional Amounts” above, references to such successor entity’s country of organization will be added to the references to the United Kingdom);

•	the successor entity confirms in such amendment to the Indenture that the successor entity will pay to the holders such additional amounts as provided by, and subject to the limitations set forth in, the Indenture and as described under the section headed “—Additional Amounts” above (provided, however, that for these purposes such successor entity’s country of organization will be substituted for the references to the United Kingdom); and

•	immediately after giving effect to such assumption of obligations, no event of default or default and no event which, after notice or lapse of time or both, would become an event of default or default shall have occurred and be continuing.
      Upon any such assumption, the successor entity will succeed to, and be substituted for, and may exercise all of our rights and powers under the Indenture with respect to the New Notes of such series with the same effect as if the successor entity had been named under the Indenture.
Concerning the Trustee
      The Bank of New York is the trustee under the Indenture. HSBC will appoint HSBC Bank USA, National Association, as registrar and paying agent with regard to the New Notes.
      Except during the continuance of an event of default or a default, the trustee will only be liable for performing those duties specifically set forth in the Indenture. In the event that an event of default or default occurs (and is not cured or waived), the trustee will be required to exercise its power with the degree of care and skill of a prudent person in the conduct of such person’s own affairs.
      The trustee may be removed at any time with respect to the New Notes of a series with a notice delivered to the trustee and HSBC by the holders of a majority in aggregate principal amount of the New Notes of the relevant series. In case of such removal with respect to the New Notes of a series, HSBC will promptly appoint a successor trustee with respect to the New Notes of that series. Within one year of such removal, the holders of a majority in aggregate principal amount of the New Notes of the relevant series may appoint a successor trustee with respect to the New Notes of the relevant series, and to that extent, such successor trustee will supersede the successor trustee appointed by HSBC.
Governing Law
      Except as stated above, the Indenture and the New Notes will be governed by and construed in accordance with the laws of the State of New York. See “—Subordination.”
Jurisdiction; Consent to Service
      We have consented to the jurisdiction of the courts of the State of New York and the US courts located in the City of New York with respect to any action that may be brought in connection with the Indenture or the New Notes and have appointed HSBC Bank USA, National Association, as agent for service of process thereunder.

CERTAIN TAX CONSIDERATIONS
Certain US Federal Income Tax Considerations
      The following is a summary of certain US federal income tax consequences of the Exchange Offer, and the acquisition, ownership and disposition of the New Notes received pursuant to the Exchange Offer that may be relevant to a beneficial owner of the Old Notes or New Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to US federal income tax on a net income basis in respect of its investment in the Notes (a “US holder”). This summary deals only with US holders that hold Old Notes and New Notes as capital assets. It does not address tax considerations that may be relevant to US holders subject to special tax rules, such as a bank, thrift, real estate investment trust, tax-exempt organization, regulated investment company, life insurance company, dealer or trader in securities, currencies or commodities, trader in securities that makes a mark-to-market election with respect to the Old Notes or New Notes, a person that holds Old Notes or will hold New Notes as a hedge against interest rate or currency risk or as a position in a “straddle” or conversion transaction or other integrated investment, a person whose “functional currency” is not the US dollar or holders that own directly or indirectly at least 5% of our shares. This summary is based on laws, regulations, rulings and decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. No assurances can be given that any such changes will not affect the accuracy of the discussion set forth herein.
      You should consult your own tax advisors in determining the tax treatment of the Exchange Offer and of the acquisition, ownership and disposition of New Notes, including the relevance to your particular situation of the tax considerations discussed below and of any relevant state, local or other tax laws.
      The Exchange Offer. The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be a taxable transaction for US federal income tax purposes.
      Interest on the New Notes. Payments or accruals of interest on the New Notes generally will be taxable to you as ordinary interest income from foreign sources at the time that you receive or accrue such amounts (in accordance with your regular method of accounting for US federal income tax purposes).
      Premium on the New Notes. Unamortized bond premium with respect to your Old Notes, if any, should carryover to New Notes acquired pursuant to the Exchange Offer. For a discussion of the U.S. federal income tax treatment of bond premium with respect of the Old Notes acquired on original issuance, see “Certain Tax Considerations—Taxation of the HSBC Notes—Premium on the HSBC Notes” in the offering memorandum relating to the Initial Exchange Offer.
      Sale, Exchange or Retirement of the New Notes. Upon the sale, exchange or retirement of a New Note, you will generally recognize gain or loss equal to the difference between the sale or redemption proceeds (less any accrued interest, which will be subject to taxation as ordinary interest income) and your adjusted tax basis in the New Note. Your basis will decrease by the amount of any amortized premium. Gain or loss realized on the sale, exchange or retirement of a New Note will generally be capital gain or loss and will be long-term capital gain or loss if that security is held for more than one year. Certain US holders (including individuals) are eligible for preferential rates of US federal income taxation in respect of long-term capital gains. The ability of a US holder to deduct a capital loss is subject to limitations.
      Information Reporting and Backup Withholding. Payments in respect of the New Notes that are made within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 28% unless such holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number on an IRS Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such US holder’s federal income tax liability and may entitle such US Holder to a refund, provided that the required information is furnished to the IRS.
United Kingdom Taxation Considerations
      This section discusses certain UK tax consequences of the ownership of the New Notes. This discussion applies to you only if you:

•	are not resident (or, in the case of individuals only, not ordinarily resident) in the United Kingdom for UK tax purposes at any time; and

•	do not carry on a trade, profession or vocation in the United Kingdom through a UK permanent establishment (or, in the case of individuals only, through a branch or agency) to which the holding of the New Notes is attributable.
      This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. In particular, the summary below does not deal with the position of certain classes of holders of New Notes, such as dealers, and relates only to those persons who are the absolute beneficial owners of the New Notes and who hold the New Notes as an investment.
UK Taxation of Payments of Interest
      Payments of interest on the New Notes will be exempt from withholding or deduction for or on account of UK tax under the provisions of UK tax law relating to “quoted Eurobonds” provided that the New Notes are and continue to be listed on a “recognised stock exchange” within the meaning of section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange is currently recognized for these purposes and the condition will be satisfied if the New Notes are admitted to the official list maintained by the UK Listing Authority and admitted for trading on the London Stock Exchange.
      If the New Notes are not or cease to be listed on a “recognised stock exchange,” interest would be paid after deduction of UK income tax at the rate of, currently, 20%, although if you are eligible for the benefits of a relevant tax treaty you may be entitled to a reduced rate of withholding. Currently, a US holder of New Notes who is eligible for benefits under the Convention between the United States and the United Kingdom for the Avoidance of Double Taxation which came into force on 31 March 2003, and has effect in relation to tax withheld on interest from 1 May 2003, would be entitled to receive payments of interest free of UK withholding tax and may be able to obtain a direction to that effect from HM Revenue & Customs. However, a direction will only be issued on prior application to HM Revenue & Customs.
UK Stamp Taxes in Relation to New Notes
      No UK Stamp Duty or Stamp Duty Reserve Tax is payable on the issue or the transfer by delivery of the Global Notes. Transfers of book-entry interests in the CDIs and interests therein in accordance with the procedures described in “Description of the New Notes—Form, Settlement and Clearance—General” should not attract UK Stamp Duty or Stamp Duty Reserve Tax.
EU Withholding Tax Directive
      The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.
UK Inheritance Tax in Relation to New Notes
      New Notes held by an individual whose domicile is determined to be the United States for purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the “Estate Tax Treaty”) and who is not for such purposes a national of the United Kingdom will not, provided any US federal estate or gift tax chargeable has been paid, be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of New Notes except in certain cases where the New Notes (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom), (ii) are part of the business property of a UK permanent establishment of an enterprise, or (iii) pertain to a UK fixed base of an individual used for the performance of independent personal services. In such cases, the Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the United Kingdom in a case where the New Notes are subject both to UK inheritance tax and to US federal estate or gift tax.

PLAN OF DISTRIBUTION
      Each of our affiliate broker-dealers that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed to make this prospectus, as amended or supplemented, available to any such affiliate broker-dealers for use in connection with any such resale.
      We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      We will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any of our affiliate broker-dealers that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incidental to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
      Application will be made to list the New Notes on the London Stock Exchange.
      The Exchange Offer is not directed to nor will we accept any tender for exchange from any person in any jurisdiction in which participation in the Exchange Offer would be unlawful.
Market-Making Resales
      This prospectus may be used by HSBC Securities (USA) Inc. in connection with offers and sales of the New Notes in market-making transactions. In a market-making transaction, HSBC Securities (USA) Inc. may resell New Notes it acquires from other holders, after the original offering of the New Notes pursuant to the Exchange Offer. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, HSBC Securities (USA) Inc. may act as principal, or agent, including as agent for the counterparty in a transaction in which HSBC Securities (USA) Inc. acts as principal, or as agent for both counterparties in a transaction in which HSBC Securities (USA) Inc. does not act as principal. HSBC Securities (USA) Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of HSBC Holdings plc may also engage in transactions of this kind and may use this prospectus for this purpose.
      HSBC Holdings plc does not expect to receive any proceeds from market-making transactions. HSBC Holdings plc does not expect that HSBC Securities (USA) Inc. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales HSBC Holdings plc.
      Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Matters Relating to Initial Offering and Market-Making Resales
      The New Notes are new securities for which there is currently no trading market. We have been advised by HSBC Securities (USA) Inc. that it intends to make a market in the New Notes. However, neither HSBC Securities (USA) Inc. nor any broker-dealer that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the New Notes.
VALIDITY OF NOTES
      Certain legal matters in connection with the New Notes offered in the Exchange Offer will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, London, England.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      The consolidated financial statements of HSBC Holdings plc as at December 31, 2004 and December 31, 2003 and for each of the years in the three-year period ended December 31, 2004 have been audited by KPMG Audit Plc, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated by reference herein.
      The financial information in respect of HSBC contained in this document (and in any information incorporated by reference into this document) does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full audited accounts of HSBC Holdings plc for the years ended December 31, 2004, 2003 and 2002 have been delivered to the Registrar of Companies in England and Wales and KPMG Audit Plc has given reports under Section 235 of the Companies Act on such accounts, which were unqualified reports within the meaning of Section 237(2) or (3).

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